EXHIBIT 10(x)

April 21, 2008

Shawn M. Donovan
6003 Haley Way
Frisco, TX 75034

Dear Shawn:

I am very happy to confirm Acxiom’s offer of a full-time position in the role of Global Sales Leader reporting directly to me.  It is anticipated that your starting employment date will be on or around May 15, 2008.  Please confirm your start date upon acceptance of this offer.  Your primary place of employment will be Dallas, Texas.  From time to time you will be expected to travel to other Acxiom and client locations.  Expenses associated with business travel will be reimbursed to you, by Acxiom, upon the timely submission of expense reports.

The specific components of your cash compensation package are outlined below:

•	Your base salary will be in the amount of $14,583.33 per pay period, which computes to $350,000.00 annually. Paychecks are issued on the fifteenth and the last working day of each month.

•
Your annual cash incentive opportunity will be 65% of your base pay.  Incentive payments are calculated annually based on attainment of financial targets.  You must be employed on the date of payout to receive payment.

The following represents a breakdown of your compensation package:

Base Salary	$350,000.00
Cash Incentive Opportunity	$227,500.00
(At 100% attainment)

Total Cash Compensation Opportunity	$577,500.00
(At 100% attainment)

The specific components of your equity package are outlined below:

•	14,000 Restricted Stock Units – time vested over a four year vesting period.

•	28,000 Restricted Stock Units – a performance share plan that has a three year cliff vest and is based on the achievement of performance period financial objectives.

•
75,000 Stock Option – the exercise price of the stock options will be the fair market value of the Company’s common stock on the date of the grant, and the options will vest in equal increments over a four year vesting period.

All equity grants are subject to approval by the Compensation Committee of the Acxiom Board of Directors.  They will meet on May 22, 2008.  In the event of termination of your employment, all equity compensation will be governed by the standard Acxiom policies and procedures in effect at the time of the termination.

In the event that your employment is terminated involuntarily and without cause you will be entitled to a lump sum payment equal to twelve (12) months base salary.  This payment will be subject to all applicable taxes and withholdings.

You will be eligible to participate in Acxiom’s benefits programs.  Our benefits offerings include health, life, vision, dental, 401(k), and stock repurchase plan, among others.  This offer is contingent upon verification of your references, a satisfactory criminal background investigation, your passing a pre-employment drug screening test, and presentation of evidence of your authorization to work in the United States.  Upon acceptance of this offer please contact Marc Haynes at 501-252-6495 to arrange for the completion of your pre-employment requirements and paperwork.

Shawn, we look forward to your being a part of the Acxiom team.  Please feel free to contact me if you have any questions.

Sincerely,

/s/ John Meyer

John Meyer
CEO and President
Acxiom Corporation

NOTES: We assume that your employment with Acxiom would not cause you to violate any contract oragreement that you have with any current of prior employer.  If these assumptions are incorrect, pleasenotify Acxiom immediately.  Your employment with Acxiom is not intended to and should not induce or require you to rely on, use, or disclose any confidential information or trade secrets of any current or prior employer.  If you do not believe this to be accurate, you must also notify Acxiom immediately.

This letter is not intended and should not be considered an employment agreement or a guarantee of future compensation of any amount.

cc:	Cindy Childers
Jerry Jones